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UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Viewtrade Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED MAR 05 2002 366

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7280 W. Palmetto Park Road, Suite 105
(No. and Street)

Boca Raton (City) FL (State) 33433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James StClair (561) 620-0306
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 E. JEWELL AVENUE, STE. 307 (Address) DENVER, (City) CO (State) 80222 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James StClair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viewtrade Securites, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

MEGAN K. WALLACE
MY COMMISSION EXPIRES
March 7, 2005
#DD 007222
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWTRADE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

VIEWTRADE SECURITIES, INC.

CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Changes in Shareholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-12
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	13
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	14-15

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Viewtrade Securities, Inc.

We have audited the accompanying statement of financial condition of Viewtrade Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viewtrade Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 31, 2002

VIEWTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	468 634
Due from clearing broker		497 061
Securities owned, at market value		61 547
Deposit with clearing broker		100 000
Other receivables		207 969
Due from parent		74 840
Property and equipment, net of accumulated depreciation of $54,732		93 388
Other assets		122 600
	$	**1 626 039**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued payroll and payroll taxes	$	310 598
Accounts payable		136 364
Other liabilities		8 973
Securities sold, but not yet purchased		104 063
		559 998
SUBORDINATED NOTES PAYABLE (Note 2)		312 258
COMMITMENTS AND CONTINGENCIES (Note 2 and 5)		
SHAREHOLDER'S EQUITY: (Note 4)		
Common stock, $0.01 par value; 1000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		1 604 269
Retained earnings		(850 487)
Total shareholder's equity		753 783
	$	**1 626 039**

The accompanying notes are an integral part of this statement

VIEWTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Commissions	$ 3 844 120
Trading profit, net	1 132 743
Investment banking	141 183
Other income	578 614
TOTAL REVENUE	5 696 660
EXPENSES:	
Clearing charges	1 579 446
Salaries, wages and benefits	1 306 300
Commissions	2 207 292
Information technology (Note 1)	315 814
General and administrative expenses	186 733
Communications	301 757
Professional fees	204 636
Occupancy expenses	436 052
Advertising and promotion	111 696
TOTAL EXPENSES	6 649 726
NET LOSS BEFORE INCOME TAX BENEFIT	(953 066)
INCOME TAX BENEFIT (Note 3)	57 828
NET LOSS	$ (895 238)

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES, December 31, 2000	15 000 000	$ 150 000	$ 858 270	$ 44 751
Reorganization	(14 999 900)	(149 999)	149 999	-
Capital contribution	-	-	596 000	
Net loss	-	-	-	(895 238)
BALANCES, December 31, 2001	**100**	**$ 1**	**$ 1 604 269**	**$ (850 487)**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

BALANCE, December 31, 2000	$	-
Additions		300 000
Add: accrued interest		12 258
Less: repayments		-
BALANCE, December 31, 2001	**$**	**312 258**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (895 238)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	168 645
Loss on disposition of assets	108 017
Increase in securities owned, at market value	(61 547)
Increase in receivable from clearing broker	(111 014)
Increase in due from affiliates	(464 840)
Increase in other assets	(207 969)
Increase in accounts payable and accrued expenses	127 704
Increase in securities sold, but not yet purchased	100 913
Net cash used in operating activities	(1 235 329)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(45 007)
Decrease in other assets	101 160
Net cash provided by investing activities	56 153
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from subordinated loans	312 258
Capital contributions	596 000
Net cash provided by financing activities	908 258
NET DECREASE IN CASH AND CASH EQUIVALENTS	(270 918)
CASH AND CASH EQUIVALENTS, at beginning of year	739 552
CASH AND CASH EQUIVALENTS, at end of year	**$ 468 634**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	**$ 3 182**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Viewtrade Securities, Inc. ("the Company") was incorporated in Delaware in May 2000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Effective July 25, 2001, the Company performed a reorganization with Viewtrade Holding Corporation ("Parent") whereby the Company's shareholders exchanged 100% of their common stock for 100% of the Parent's common stock and the Company became a wholly owned subsidiary of Viewtrade Holding Corporation.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended ("the Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 5 years.

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately.

Web development costs were treated in accordance with Statement of Position 98-1. Costs of design, software configuration, coding, installation to hardware and testing expenses incurred during application were capitalized. Costs incurred during the preliminary software project stage were expensed. During 2001, the Company expensed certain previously capitalized costs as well as other internet related services and maintenance costs. In addition, due to the loss of the World Trade Center office, certain other assets assets were expensed.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. In addition, the Company changed the par value of its common stock by $149,999 in connection with the reorganization.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, facilities and equipment from unrelated parties under noncancellable operating leases.

At December 31, 2001, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Fiscal Year	Amount
2002	$ 136 790
2003	79 440
2004	79 440
2005	59 580
Total minimum lease payments	**$ 355 250**

Total rental expense of approximately $247,000 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2001.

At December 31, 2001, the notes payable shown on the accompanying statement of financial condition represents amounts owed to a a shareholder under two separate subordinated loan agreements. The notes bear interest at 8% and are due on May 30, 2006 and July 30, 2006. Accrued interest at December 31, 2001 was $12,258 and is included in the notes payable in the accompanying statement of financial condition. The notes are approved by the National Association of Securities Dealers, Inc. as subordinated loans, and thus are available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

NOTE 3 - INCOME TAXES

The Company has approximately $900,000 of net operating losses expiring in 2021 which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded an income tax benefit of approximately $32,000 which represents the tax refund receivable after carrying back a portion of the current year net operating loss to 2000. The remaining benefit included on the statement of operations relates to a prior year overaccrual of income taxes payable.

NOTE 3- INCOME TAXES (continued)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 are as follows:

	2001
Deferred tax liabilities	$ -
Deferred tax assets	
Net operating loss carry forward	$306 000
Valuation allowance for deferred tax assets	(306 000)
	$ -

The valuation allowance increased $306,000 for the year ending December 31, 2001.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $544,260 and $219,500. The Company's net capital ratio (aggregate indebtedness to net capital) was .83 to 1. According to Rule 15c3-1 , the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2001. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2001 market value of the securities. The Company may incur a loss if the market value of the securities changes subsequent to December 31, 2001.

NOTE 5- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts which approximate fair value. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts that approximate fair value due the short nature of the instruments.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company is involved in an arbitration claim arising out of the normal course of business, in which large and/or indeterminate amounts are sought. Management after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in this matter, but it is not feasible to predict the final outcome at the present time.

SUPPLEMENTARY INFORMATION

VIEWTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDITS:		
Shareholder's equity	$	753 783
Add: Subordinated liability		312 258
		1 066 041
DEBITS:		
Non-allowable assets:		
Due from parent		74 840
Other receivables		207 969
Other assets		122 600
Property and equipment, net		93 388
Total debits		498 797
NET CAPITAL BEFORE HAIRCUTS		567 244
Haircuts on securities, includes undue concentration of $2,045		22 984
NET CAPITAL		544 260
Minimum requirements of 6 2/3% of aggregate indebtedness of $455,935, market maker requirement of $219,500 or $100,000, whichever is greater		219 500
EXCESS NET CAPITAL	**$**	**324 760**
AGGREGATE INDEBTEDNESS:		
Accrued payroll and payroll taxes	$	310 598
Accounts payable		136 364
Other liabilities		8 973
	$	**455 935**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.83 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing, as of December 31, 2001.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Viewtrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Viewtrade Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Viewtrade Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until properly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Viewtrade Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Viewtrade Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 31, 2002